

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 5, 2017

Via E-mail
Mr. Nathan L. Poundstone
Chief Accounting Officer
CorEnergy Infrastructure Trust, Inc.
1100 Walnut, Street 3350
Kansas City, MO 64106

> **Re:** **CorEnergy Infrastructure Trust, Inc.**
> **Form 10-K**
> **Filed March 2, 2017**
> **File No. 001-33292**

Dear Mr. Poundstone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10K filed on March 2, 2017

Item 7. Management discussion and analysis of financial condition and results of operations, page 42

Adjusted EBITDA, page 47

1.   Please revise your reconciliation in future filings to begin with income attributable to common stockholders, the most directly comparable measure, ensuring that the non-GAAP measure does not receive undue prominence. See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Notes to consolidated financial statements, page F8

Significant accounting policies, page F-8

M. Revenue recognition, page F-11

2.   We note that due to changes that commenced under a new contract with the DoD, gas sales and cost of (gas) sales are now presented on a net basis.   You also indicate elsewhere within your filing that the new, 10-year agreement has very similar terms and conditions as the previous agreement.   In previous filings you disclose that Omega is no longer the primary obligor of product sales and as such net presentation has been determined to be appropriate.   Please provide to us your in depth accounting analysis in determining that net treatment is appropriate.   Your analysis should identify the facts and circumstances of the new agreement supported by the accounting guidance outlined within Topic 605-45 of the Accounting Standards Codification.   Within your analysis, please also highlight the facts and circumstances that changed between the old and new agreement and how these changes resulted in the shift from gross to net treatment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Peter McPhun at 202-551-3581 or me at 202-551-3468 with any questions.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant
                                        Office of Real Estate and
                                        Commodities